UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Talend S.A.

(Name of Issuer)

American Depository Shares and Ordinary Shares, €0.08 nominal value

(Title of Class of Securities)

874224207

(CUSIP Number)

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

1411 Broadway – 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874224207

1	NAME OF REPORTING PERSON

Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,906,905*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,039,808*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IA

*Represents American Depositary Shares (“ADS”) (each ADS represents one Ordinary Share)

2

CUSIP No. 874224207

1	NAME OF REPORTING PERSON

Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,906,905*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,039,808*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN, HC

*Represents American Depositary Shares (“ADS”) (each ADS represents one Ordinary Share)

3

CUSIP No. 874224207

1	NAME OF REPORTING PERSON

Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,906,905*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,039,808*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN, HC

*Represents American Depositary Shares (“ADS”) (each ADS represents one Ordinary Share)

4

CUSIP No. 874224207

THE SCHEDULE 13D

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) supplements the information set forth in the Schedule 13D filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company, (ii) Kevin Oram and (iii) Peter Uddo, with the United States Securities and Exchange Commission (the “SEC”) on February 20, 2019 (the “Schedule 13D”), relating to the Ordinary Shares, nominal value €0.08 per share (the “Ordinary Shares”), of Talend S.A., a company organized under the laws of France (the “Issuer”), and to American Depositary Shares of the Issuer (“ADS” and together with the Ordinary Shares, the “Shares”), each of which represents one Ordinary Share. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 1,906,905 of the Shares held in the Accounts and to dispose of 2,039,808 of the Shares held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The net investment costs (including commissions, if any) of the Shares directly owned by the Accounts is approximately $44.64 per share. The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

5

CUSIP No. 874224207

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated to read as follows:

(a) - (b) The Reporting Persons beneficially own 2,039,808 Shares which represents approximately 6.5% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Shares beneficially owned by each Reporting Person as of June 5, 2020, as set forth in this Schedule 13D, by (ii) the 31,346,632 Shares outstanding as of May 1, 2020 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 1,906,905 Shares and the power to dispose of 2,039,808 Shares held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Shares held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last 60 days are listed in Annex A attached hereto.

6

CUSIP No. 874224207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2020

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
	Name:	Kevin Oram
	Title:	Managing Member

KEVIN ORAM
By:	/s/ Kevin Oram

PETER UDDO
By:	/s/ Peter Uddo

7

CUSIP No. 874224207

Annex A

During the past 60 days, the Reporting Persons effected the following purchases and sales of the Shares in open market transactions:

Nature of Transaction	Date of Purchase/Sale	Amount Purchased/(Sold)	Price Per Share ($)
Purchase	04/09/2020	14,731	26.2588
Sale	04/09/2020	(14,370)	26.2310
Purchase	04/14/2020	141,619	25.8050
Sale	04/14/2020	(142,947)	25.7826
Purchase	04/30/2020	55,082	26.1328
Purchase	05/14/2020	12,998	29.6117
Sale	05/14/2020	(13,153)	29.5929
Sale	05/26/2020	(24,260)	30.9847
Sale	05/27/2020	(8,000)	30.9643
Purchase	06/03/2020	69,500	37.2250
Purchase	06/04/2020	131,325	36.4592
Purchase	06/05/2020	48,153	34.4954